SHEARMAN & STERLING LLP

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                                 October 11, 2005                          TOKYO
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                                                                WASHINGTON, D.C.


VIA EDGAR
---------

John Zitko, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549


Re:      North American Insurance Leaders, Inc.
         --------------------------------------
         Registration File No. 333-12781
         Pre-Effective Amendment No. 1 to the
         Registration Statement on Form S-1


Dear Mr. Zitko:


         On behalf of our client, North American Insurance Leaders, Inc. (the "Company"), a Delaware corporation, we set forth below the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided via your September 29, 2005 letter regarding the Company's Registration Statement on Form S-1 ("Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act"), as filed with the Commission on August 26, 2005. The Company is filing Pre-Effective Amendment No. 1 (the "Amendment") to its Registration Statement in order to respond to the Comments and to make such other changes as the Company deems appropriate.

         For your convenience, each response follows the sequentially numbered Comment copied in bold italics from your letter of September 29, 2005. When we refer to pages or notes in this letter, we refer to the page or note numbers in the Amendment. Capitalized terms used in this letter and not otherwise defined have the respective meanings assigned them in the Amendment.

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1

General
-------

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

As requested, prior to the effectiveness of this registration statement, the Company will provide the Staff with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement.

The Company respectfully submits that Regulation M does not apply in the context of the warrant repurchase agreement described in the Registration Statement. Any bids to purchase warrants pursuant to the agreement will be made after the completion of the distribution, and therefore outside of the restricted period under Regulation M.

In addition, the Company has added the following disclosure in the section entitled "Principal Stockholders":

         "For purposes of Regulation M under the Exchange Act, the 'restricted period' will end upon the closing of this offering and, therefore, the warrant purchases described above may begin 60 days after the closing of this offering. Under Regulation M, the restricted period could end at a later date if an underwriter were to exercise its over-allotment option to purchase securities in excess of its short position at the time that it completes its initial distribution of securities. In such event, the restricted period would not end until the excess securities were distributed by the underwriter or placed in its investment account. However, CRT Capital Group LLC has agreed that in this offering it may only exercise its over-allotment option to cover its actual short position, if any. Therefore the restricted period under Regulation M will end on the closing of this offering."


3. We note the manner in which you have defined "Business Combination," "Transaction Value," and "Insurance-Related Business" in your prospectus. Please provide prominent, clear, and specific disclosure in both the Prospectus Summary and the section entitled "Proposed Business
         - Effecting a Business Combination" discussing the impact of these definitions on the investment decisions made by investors (with respect to each of the investment decisions to be made in connection with this offering, the investment decisions to be made in connection with the "Business Combination" transaction, and any additional investment decisions which thereafter result). Additionally, please also provide prominent, clear, and specific disclosure with respect to the manner by which your acquisition criteria compares to and differs from the typical firm-commitment blank check acquisition criteria, including, for example, the nature and extent of the disclosure that would be furnished in the proxy statement provided to North American's investors and the size, historical results and stage of development of North American after a potential acquisition.

A business combination may be structured in any of the four manners described in the Prospectus Summary and the section entitled "Proposed Business - Effecting a Business Combination - Transaction value of initial business combination." Investors in the initial public offering will rely only on the general parameters for a business

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



combination set forth in the Amendment. The transaction value of the initial business combination will be determined by the Company's board of directors. Once a prospective target has been selected, the Company will furnish the investors with a proxy statement, the nature and extent of which will be consistent with the reporting requirements of a public company, including the inclusion of historical financial statements and pro forma financial statements of the target business, as required. The investors of the Company will have an opportunity to review such information and to vote on whether or not the business combination should be completed.

As requested, the Company has provided the following disclosure in the section entitled "Proposed Business - Effecting a Business Combination":

         "Our acquisition criteria are similar to those of other blank check companies, except that we may only acquire insurance-related businesses in North America."

4. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by CRT Capital Group as a result of the exercise of the Underwriters' option, disclose whether CRT Capital Group has the right to consent before the company can exercise its redemption rights, and if so, discuss the conflicts of interest that result from CRT Capital Group having the right to consent before the company can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

As requested, the Company has added the following disclosure in the section entitled "Description of Securities - Warrants":

         "Our right to redeem the outstanding warrants includes any warrants that may be held by CRT Capital Group LLC as a result of the exercise of CRT Capital Group LLC's purchase option. We may redeem all outstanding warrants without CRT Capital Group LLC's consent."

Summary, page 1
---------------

5. Please revise your disclosure to supply the basis for your statement that "there were nearly 22,000 property and casualty brokers and agents in the United States in 2000."

As requested, the Company has identified the basis for the statement and has added the requested disclosure in the Prospectus Summary and in the section entitled "Proposed Business - Market Opportunities - Highly Fragmented Industry" to the Amendment:

         "Moreover, according to the Insurance Journal, there were approximately 20,000 independent insurance agencies with revenues of greater than $250,000 in the United States in 2000."

6. We note your disclosure that, with respect to any vote required to approve your initial business combination, all of your existing stockholders, officers and directors have agreed to vote the shares of common stock then owned by them, including any shares offered by the prospectus or acquired following the offering, in accordance with the majority of the shares voted by our public stockholders (other than our existing stockholders). Please disclose what is meant by "in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their Insider Shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?

As requested, the Company has added the disclosure to the Amendment clarifying that the reference to "in accordance with the majority" means that the insiders will vote the entirety of their Insider Shares, either for or against a Business Combination, as determined by the totality of the public stockholder vote. There will be no "proportional" voting.

7. Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $136,900,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 9 that "We have negotiated with the underwriter the initial public offering price of the units and the terms of the warrants set forth in this prospectus. The initial public offering

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



         price of our securities is based on numerous factors and may not indicate the market price of our securities after the initial public offering. These factors include our prospects for effecting a business combination with one or more insurance-related target businesses at an attractive value, our capital structure, an assessment of our management and their experience in identifying prospective target businesses and general conditions of the securities markets at the time of this offering." and we would like to know the specific factors and motivations behind the valuation assessment. This includes the time period before the company's corporate existence was established on August 8, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of North American Insurance Leaders, Inc. Given management's extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

The factors considered in determining that the Company may need $136,900,000 in the trust fund to effect the business combination and the specific factors and motivations behind the valuation assessment, including during the time period before the Company's corporate existence was established on August 8, 2005 and encompassing any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of North American Insurance Leaders, Inc., include the following:

     o No agents, representatives, existing stockholders or directors of the Company have taken any measures, direct or indirect, to locate a target business at any time, past or present, in connection with the identification of a prospective business combination; no such persons have entered into any related discussions with financial intermediaries in connection with the identification of a prospective business combination; and no party, affiliated or unaffiliated with the Company, has approached the Company with a prospective target business or businesses. The directors of the Company have based their view on the appropriate capitalization of the Company on their own knowledge and experience in the industry;

     o According to the database service of Thompson Financial, in the past two years there have been approximately 133 mergers and acquisitions with publicly disclosed transaction values of up to $400 million in the insurance-related industry; and

     o Additionally, the directors of the Company believe that an investment in an insurance-related business in this size range provides a sufficient "critical mass" upon which to develop a productive and profitable business in the insurance industry.

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



8. Provide the staff with copies of all materials from which you have cited statistical or other factual information for our review. We may have further comment.

As requested, please find enclosed the copies of all materials from which the Company has cited statistical or other factual information.

9. Clarify in the last sentence of the second paragraph whether existing stockholders will also be considered "public stockholders" in the event of any purchases of shares in the after market as well as with respect to purchases of shares in the offering.

As requested, the Company has added disclosure in sections entitled "Certain Relationships and Related Transactions - Conflicts of Interest," "Principal Stockholders," "Description of Securities - Common Stock" in the Amendment to the effect that existing stockholders will generally be considered "public stockholders" in the event they purchase shares in, or after, the offering, including for purposes of participating in any liquidation distribution occurring upon the Company's failure to consummate a business combination. In no event, however, will the existing stockholders be considered "public stockholders" for purposes of voting for or against an initial business combination.

10. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $11.50 per share or more in order for the redemption rights to apply.

As requested, the Company has added following disclosure to the section entitled "Description of Securities - Warrants" regarding the rationale for requiring the stock to trade at $11.50 per share or more in order for the redemption rights to apply:

         "We established the pricing criterion to provide warrant holders with a premium to the initial warrant exercise price as well as to provide a degree of liquidity in the event of our redemption call. If these conditions are satisfied and we call the warrants for redemption, each warrantholder will then be entitled to exercise his or her warrant prior to the date scheduled for redemption. However, we cannot assure that the price of the common stock will exceed $11.50 or the warrant exercise price after the redemption call is made."



Risk Factors page 9
-------------------

11.      Please update risk factor six.

As requested, the Company has updated risk factor six in the Amendment.

12. We note various statements throughout your registration statement with respect to the measures taken to locate a target business, including but not limited to the following examples:

13. "We have not conducted any discussions, and we have no plans, arrangements or understandings with any prospective business combination candidates." (p. 9)

14. "Because we have not yet selected or approached any prospective target businesses with respect to a business combination, there is no basis upon which to evaluate the possible merits or risks of any particular target business' operations, financial condition or prospects." (p. 9)

15. "We do not have any specific business combination under consideration, and neither we nor any representative acting on our behalf has had any contacts or discussions with any target business regarding such a business combination." (pp. 10, and 40)

16. Please expand this disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present, not simply whether you have "selected or

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



         approached any prospective target businesses" or you have "had any contacts or discussions with any target business regarding such a business combination." If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff. Please note that, in particular, we are not seeking simply whether a potential business combination candidate has been "selected" but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant or the process designed or implemented to result in the location of one or more candidates for a business combination transaction. We may have further comment.

In addition to the various statements already included with respect to the measures taken to locate a target business, as requested, the Company has added disclosure to the Risk Factors and in the section entitled "Proposed Business - Effecting a Business Combination - We have neither selected nor approached any target businesses" of the Amendment to confirm affirmatively that no agent, representative, existing stockholder or director of the Company has taken any measure, direct or indirect, to locate a target business at any time, past or present, and that no party, affiliated or unaffiliated with the Company, has approached the Company with a possible candidate or candidates. Furthermore, there have been no diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the Company or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the Company or the process designed or implemented to result in the location of one or more candidates for a business combination transaction.

17. Please revise your disclosure in the Risk Factors section to distinguish your headings from your textual discussion.

As requested, the Company has distinguished the headings in the Risk Factors section from the textual discussion by underscoring the headings of each Risk Factor in the Amendment.



Use of Proceeds, page 29
------------------------

18. Please clarify, in footnote 2, the amount of offering expenses already paid from the funds that you disclose were received from the three existing shareholders.

As requested, the Company has added the following disclosure in footnote 2 on page 29 of the section entitled "Use of Proceeds":

         "As of October 11, 2005, approximately $71,710 of the offering expenses had been paid from the funds we received from our directors, including $37,689 for the SEC registration fee in connection with the

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



         registration of our common stock in this offering, $32,521 for the related NASD registration fee, $1,500 for the incorporation fee in Delaware and other miscellaneous expenses already incurred. The loans provided by the directors will be repaid upon consummation of this offering out of the proceeds of this offering."

19. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $650,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail. We also note another line item of $400,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officers and directors for their performance of due diligence. Finally, reconcile theses expenses with the disclosure in the MD&A section.

The $650,000 amount includes the Company's estimate of due diligence expenses, including professional advisory fees, travel, materials, telecommunications and other expenses, that the Company may incur in connection with the identification and initial investigations of prospective target businesses for a business combination. The $400,000 amount relates to the Company's estimate of additional due diligence expenses for executing and consummating a business combination with a specific candidate business, including payments to investment bankers, actuaries, business consultants, insurance brokers, benefit consultants, pension consultants, valuation specialists, claims specialists, the payment of banking fees or other additional expenses needed or desirable to consummate the initial business combination. The directors and officers of the Company will not be paid for conducting due diligence but may be reimbursed for out-of-pocket expenses in connection with investigations of candidates for a business combination.

20. Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company's search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for such third parties' performance of due diligence.

The amounts used to pay fees to third party consultants to assist the Company's due diligence of target businesses will be paid directly by the Company and will be allocated to one of the following three line items in the "Use of Proceeds" table: (1) $650,000 for legal, accounting and other expenses attendant to due diligence investigations, structuring and negotiation of a business combination;
(2) $400,000 for due diligence of prospective target businesses; and (3) $650,000 for working capital for miscellaneous expenses, director and officer insurance and reserves.

No compensation of any kind, including finder's and consulting fees, will be paid to any of the Company's directors, existing stockholders or any of their affiliates (other than the payment in connection with the general and administrative services arrangement described in the Amendment under "Proposed Business - Office Administration Agreement") for services

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



rendered to the Company prior to or in connection with the business combination. However, as disclosed in the Prospectus Summary and the sections entitled "Risk Factors," "Use of Proceeds" and "Management," the Company's directors will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities undertaken on behalf of the Company, such as participating in this offering process, identifying potential target businesses and performing due diligence on suitable business combinations.

21. Please clarify from which line items in the use of proceeds table the reimbursements will be paid.

The Company may reimburse its officers and directors from the following three line items in the "Use of Proceeds" table: (1) $650,000 for legal, accounting and other expenses attendant to due diligence investigations, structuring and negotiation of a business combination; (2) $400,000 for due diligence of prospective target businesses; and (3) $650,000 for working capital for miscellaneous expenses, director and officer insurance and reserves.



Management's Discussion and Analysis, page 35
---------------------------------------------

22. We note that the company states that if "the consideration for the business combination is less than the proceeds held in trust or [you] finance a portion of the consideration with [y]our capital stock or debt securities... the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business or businesses." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust.

The Company may use the proceeds of the offering as consideration to pay the sellers of a target business with which the Company ultimately completes a business combination, and, to the extent the resulting operating company is a business that underwrites insurance, as capital to invest in support of the growth or maintenance of its underwriting capacity. In addition, the Company may use the proceeds held in trust, if such funds are released to the Company, for general corporate purposes, which may include, but are not limited to, incremental capital expenditures, payment of any additional expenses, including financial advisory fees to third parties, that the Company may incur in connection with the business combination, for increases in working capital, for increasing the size of the Company's staff, or for sales and marketing expenses and/or administrative expenses. After consummation of the initial business combination, the Company may also seek to acquire additional insurance-related businesses using all or a portion of any remaining proceeds, borrowings and internally generated cash.

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



Sources of Target Businesses, page 40
-------------------------------------

23. We note the disclosure that the company will not pay any finders or consulting fees to the officers or existing stockholders or affiliate thereof. Please expand this disclosure, if accurate, to affirmatively confirm that the officers, existing stockholders and affiliates thereof will receive no finders fees, consulting fees, or any similar type fees or other compensation from any other person or entity in connection with any business combination involving the company or an affiliate thereof.

The Company has added the requested disclosure in the Amendment under the sections entitled "Use of Proceeds," "Proposed Business - Effecting a Business Combination - Sources of target businesses" and "Management" to confirm affirmatively that the officers, existing stockholders and affiliates thereof will receive no finders' fees, consulting fees or any similar type fees or other compensation from any other person or entity in connection with the initial business combination. Since the role of the Company's directors and officers after a business combination is uncertain, the Company is unable to determine what remuneration, if any, will be paid to those persons after the initial business combination.



Conflicts of Interest, page 54
------------------------------

24. Add disclosure discussing the conflict of interest which results from allowing the company's board of directors to determine the valuation of a proposed business combination transaction and whether such valuation meets the 80% of the company's net assets test.

As requested, the Company has included the following disclosure in the Amendment discussing the conflict of interest which may result from allowing the Company's board of directors to determine the valuation of a proposed business combination transaction and whether such valuation meets the 80% of the Company's net assets test in the section entitled "Certain Relationships and Related Transactions - Conflicts of Interest":

         "The financial interests of our directors, including (1) their beneficial interests in shares of our common stock, which will be subject to a stock escrow restricting their sale until three years after the offering, (2) warrants to purchase common stock, which will expire and be worthless if a business combination is not consummated,
         (3) outstanding claims for expenses incurred on our behalf (if we have insufficient funds for the reimbursement) and (4) possible employment with potential target businesses, could influence their selection and valuation of a target business. Our management's financial interest in consummating a business combination may lead to a conflict of interest in determining whether the valuation of a proposed business combination and whether such valuation meets the 80% net assets test. If all of our directors are not deemed "independent," we will not have the benefit of independent directors examining the propriety of expenses

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



         incurred on our behalf and subject to reimbursement or monitoring our compliance with the terms of this offering. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred, and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Unless we consummate a business combination, our officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds of this offering not deposited in the trust fund at closing. Therefore, there may be a conflict of interest when determining whether a particular business combination is in our stockholders' best interests."

25. Provide the basis for the statement that "all ongoing and future transactions" between the company and its officers, directors, existing stockholders or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.

The basis for the statement that "all ongoing and future transactions" between the Company and its officers, directors, existing stockholders or their affiliates will be on terms believed to be no less favorable to the Company than would be available from unaffiliated third parties relates to the procedure put in place by the board of directors of the Company that each transaction involving its officers, directors, existing stockholders or their affiliates will require the prior approval by a majority of the Company's "independent" directors (to the extent it has any at the time of such transaction) or, if there are no independent directors at that time, by the members of the Company's board who do not have a pecuniary interest in the transaction, in either case who had access, at the Company's expense, to attorneys or independent legal counsel. Whether or not independent, the Company's directors will be fiduciaries of the Company and, as such, must exercise discretion over future transactions consistent with their responsibilities as fiduciaries. Moreover, the Company intends to obtain estimates from unaffiliated third parties for similar goods or services, taking into account, in addition to price, the quality of the goods or services to be provided by such third parties to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from unaffiliated third parties. The Amended and Restated Certificate of Incorporation of the Company further provides that the Company will not consummate a business combination with any entity that is affiliated with any of the Company's stockholders prior to the offering unless the Company obtains an opinion from a nationally recognized, independent investment banking, appraisal or valuation firm that such business combination is fair to the Company's stockholders from a financial perspective.

26. Disclose on page 55 the number of independent directors the company currently has.

As requested, the Company has added disclosure in the section entitled "Certain Relationships and Related Transactions - Conflicts of Interest" of the Amendment that the Company currently has no independent directors.

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



27. For each director and officer of the company, identify each instance in which such person has a fiduciary duty which conflicts with, and is prior to and/or has priority over, such persons' duties and obligations to the company.

The Company has provided the following requested disclosure in the section entitled "Certain Relationships and Related Transaction - Conflicts of Interest" to the Amendment:

         "Mr. Lauricella, one of our Executive Vice Presidents and directors, currently serves as the managing director of FL Advisors, LLC, an advisory firm to financial services companies, and as a director of Arrowhead General Insurance Agency and its affiliate, Cypress Point -- Arrowhead General Insurance Agency, Inc. Mr. Lauricella may have fiduciary obligations as a director to these entities that were established prior to his fiduciary relationship with the Company, which may cause a conflict of interest.

         Three of our other officers and/or directors are currently involved in businesses and may have certain obligations to investors in those entities, the fulfillment of which might not be in the best interests of our company or our stockholders. Mr. Levine, our Chairman of the Board, is a senior adviser to Ampton Investments, Inc., a private advisory and investment firm. Mr. Strenger, our General Counsel, Secretary and director, is a managing director of Ampton. Mr. de Jonge, our President and director, is a managing director of Ampton and de Jonge LLC, a private advisory and investment firm. We anticipate that these three officers and/or directors will maintain their current involvement in these businesses following this offering. Due to these existing and potential future affiliations, these directors may have obligations to present potential business opportunities to other entities as well as to us, which could cause additional conflicts of interest. These conflicts may not be resolved in our favor.

         Ms. Butler, our other Executive Vice President and director, does not have any fiduciary duties which conflict with, and are prior to and/or have priority over, her duties and obligations to the Company."


Principal Stockholders, page 57
-------------------------------

28. Detail the anti-dilution protections mentioned in note 3 to the table on page 57.

As requested, the Company has added the following disclosure in the Amendment in note 3 to the table on page 57:

         "Our existing stockholders will undergo a stock split through a stock dividend of 703,125 shares prior to the offering, and we have a right to purchase up to 703,125 shares of common stock from our existing stockholders in the event that CRT Capital Group LLC

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



         does not exercise all or a portion of its over-allotment option. We have agreed with CRT Capital Group LLC to exercise this right if CRT Capital Group LLC does not exercise all or a portion of its over-allotment option. This right is exercisable for the 20-day period following expiration of the underwriter's option to purchase up to 2,812,500 additional units to cover over-allotments. The price for each share pursuant to this right is $0.0046 per share, the price at which our existing stockholders' purchased their shares of common stock. In accordance with our agreement with CRT Capital Group LLC, we will exercise this right to purchase shares only in an amount sufficient to cause the existing stockholders to maintain control over 20% of our outstanding shares after giving effect to the offering and the exercise, if any, of the underwriters' over-allotment option."


Financial Statements
--------------------

Note C - Proposed Offering, F-9
-------------------------------

29. We note the disclosure here and the discussion on page 36, including the use of the volatility of the S&P 600 Small-Cap Insurance Index as an estimate of your volatility factor. It is our understanding that the S&P 600 Small-Cap is a diversified index of approximately 600 companies. Please clarify if your calculation was based on the companies within the S&P 600 Small-Cap from the insurance sector only. Please tell us why you believe the volatility of a diversified index, including companies with market capitalizations from $300 million to $2 billion, provides a reasonable volatility estimate for your company.

The Company has added the following disclosure in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note C - Proposed Offering of the Amendment:

         "We used a volatility of 16.09% to calculate the value of the underwriter's purchase option. This volatility measurement was based on the average four-year volatility of the S&P 600 Small-Cap Insurance Index. The S&P 600 Small-Cap Insurance Index is a sub-set of the S&P 600 Small-Cap Index and includes thirteen companies with a range of market capitalizations from $140 million to $1.5 billion operating in the insurance sector. We believe this index provides an objective and reasonable estimate for the price volatility of other small-cap companies operating in the insurance sector."

Note E - Commitment, F-9
------------------------

30. Please disclose the commitment by the directors to purchase within the first ninety days after the warrants have traded separately up to 833,333 warrants as disclosed on page 58.

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



The Company has added the following requested disclosure regarding the commitment by the directors to purchase within the first ninety days after the warrants have traded separately up to 833,333 warrants in Note E - Commitment of the Amendment:

         "The Company's directors have agreed with CRT Capital Group LLC, that, after this offering is completed and within the first 90 trading days after separate trading of the warrants has commenced, CRT Capital Group LLC (or any other broker to which CRT Capital Group LLC may assign the order) will place bids for and, if the bids are accepted, purchase on behalf of the Company's directors up to 833,333 warrants in the public marketplace at prices not to exceed $1.20 per warrant. CRT Capital Group LLC will place bids in the amounts and at the times it may determine, in its sole discretion, during the 90-trading day period, subject only to the $1.20 market price limitation. As a result, less than the full amount of warrants may be purchased if market prices exceed $1.20 per warrant. The Company's directors have further agreed that any warrants purchased by them will not be sold or transferred until the completion of a business combination. These purchases of warrants demonstrate confidence in our ultimate ability to effect a business combination because the warrants will expire with no value if the Company is unable to consummate a business combination. Additionally, these warrant purchases (to the extent bids are placed on behalf of our directors and the bids are accepted) would serve to align the interests of our directors more closely with those of the pubic stockholders and warrantholders by placing more of our directors' capital at risk.

         These warrant purchases, if any, may serve to stabilize the market price of the warrants during the 90-trading day period at a price above that which would prevail in the absence of these purchases. In addition, because the obligations to purchase the warrants will terminate at the end of the ninetieth trading day after separate trading of the warrants has commenced or the earlier purchase of all the warrants obligated to be purchased, the market price of the warrants may substantially decrease following the termination of these obligations. Neither the Company nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of the securities. These transactions may occur in the over-the-counter market or other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time."



Underwriting, page 66
---------------------

31. Please advise whether CRT Capital Group LLC or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



         electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

The Company has been advised by CRT Capital Group LLC that CRT Capital Group LLC may distribute copies of the prospectus in electronic format via email. The prospectus will be distributed in Adobe PDF format by email with a cover email message. In connection with any such electronic distribution of the prospectus, all email communications will comply with Rule 134 under the Securities Act, and all procedures to be followed with respect to any electronic distribution of the prospectus will be consistent with those previously described to and cleared by the Office of General Counsel. The form of any e-mail communications to be used for electronic distribution of the prospectus will be provided to the Staff supplementally. No other communications will be used and no other electronic offer, sale or distribution is currently contemplated. The Company has added the following requested disclosure in the section entitled "Underwriting - Other Terms" of the Amendment:

         "In connection with this offering, the underwriter may distribute the prospectus electronically. No form of prospectus other than a printed prospectus and an electronically distributed prospectus printable in Adobe PDF format will be used in connection with this offering."

32. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Neither the Company nor CRT Capital Group LLC has any arrangement with a third party to host or access the Company's preliminary prospectus on the Internet, and no information concerning the Company or the prospectus has appeared on any underwriter's website. If the Company or CRT Capital Group LLC subsequently enters in any such arrangements after the date of this response letter, the Company will promptly supplement its response.

33. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Neither the Company nor CRT Capital Group LLC intends to engage in a directed share program in connection with the offering described in the Registration Statement.



                                    * * * * *

North American Insurance Leaders, Inc.
Registration File No. 333-12781
Pre-Effective Amdt. No. 1 to the Registration Statement on Form S-1



         The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                    * * * * *

         If you have any further comments, or if you require additional information, please do not hesitate to contact me at the telephone number appearing above.

                                                   Sincerely,

                                                   /s/ Thomas J. Friedmann

                                                   Thomas J. Friedmann



cc: William R. de Jonge, North American Insurance Leaders, Inc. Floyd I. Wittlin, Bingham McCutchen